Filed Pursuant to Rule 253(g)(2)

File No. 024-11881

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 4 DATED OCTOBER 31, 2022

TO THE OFFERING CIRCULAR DATED MAY 16, 2022

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated May 16, 2022, as filed by us with the Securities and Exchange Commission (the “SEC”) on that same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

New Share Price

Effective November 1, 2022, the purchase price per share of our common stock in this Offering is now $730. The nearest whole number of shares available to be offered is 81,276.

Determination of Offering Price

On October 21, 2022, the Board of Directors approved a valuation of $730/share as the new price of the common stock of Iroquois Valley Farmland REIT, PBC effective November 1, 2022. The amount reflects a 6.4% increase from the former price of $686/share and an 18.1% increase from $618/share, the price on January 1, 2022.

This new share price reflects the Iroquois Valley Farmland REIT, PBC valuation as of June 30, 2022. All current shareholders’ total stock value now equals the number of shares they own multiplied by this updated share price.

The methodology used to determine this share price is consistent with our historical practice. Here is a synopsis for your review:

•	The Company obtains the equity value as reported on June 30, 2022 financial statements. This is reflected in the “Book / Cost Basis” column in the table below. We do not believe this represents the market value of our assets and do further analysis to obtain a representative market value.

•	For our owned real estate, our starting point for market value is independent third-party appraisals and valuations.

•	Given that we believe organic farmland is undervalued in most standard appraisals and comparable analyses, we add an incremental value of 5% for farms that are certified organic.

•	We believe the book value of the mortgages represents the current market value given our fixed-rate terms are limited in duration and most loans have floating rate mechanics after the initial fixed period. Additionally, we have included loss reserves in the book value as reported in our financials to capture principal repayment risks.

•	After compiling a market asset value, our board also added a 10% operating company premium. The premium is based, among many things, on:

•	the diversification value of a corporate portfolio,
•	our track record of selecting farmland tenants,
•	the business relationships that we have developed with generations of farmers, farmer associations, and farmer cooperatives,
•	our growth potential,
•	our history of innovation in conservation finance and the impact investing space,
•	our scalability as a decentralized entity in the high growth organic market, and
•	the future earnings potential and economic efficiencies of our REIT structure.

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The table below outlines various steps and figures associated with our board-approved valuation of $730 per share (fully diluted). The 2021 figures in the table are as of December 31. The 2022 figures are as of June 30.

		2022 Valuation
	2021 Market	Book / Cost	Market Asset
	Valuation	Basis	Value

Investments in Farmland (1)	$59,166,615	$55,973,461	$66,652,140
Investments in Farmland Mortgages (2)	19,918,052	22,707,214	22,707,214
Other Assets	9,924,561	7,695,997	7,695,997
Total Assets	$89,009,228	$86,376,671	$97,055,350

Total Liabilities	$21,072,364	$22,389,236	$22,389,236

Equity Value	$67,936,864	$63,987,435	$74,666,114

Shares Outstanding	108,820.570	112,350.860	112,350.860

Equity Value per Share	$624	$570	$665
Equity Value per Share (diluted) (3)	$624	$569	$664

Operating Company Premium	$6,793,686		$7,466,611
Adjusted Equity Value (4)	$74,730,550		$82,132,726

Adj. Equity Value per Share	$687		$731
Adj. Equity Value per Share (diluted)	$686		$730

Notes:

(1)	The Organic Premium is captured on an individual property basis within these values.
(2)	Book basis net of allowances for loan losses and reflects estimated market value. Includes lines of credit.
(3)	Diluted share count reflects the effects of option dilution on the value per share calculation. We currently have few options still outstanding and, as a result, the difference between per share and per share (diluted) is minimal in the new price calculation.
(4)	Equals Equity Value plus Operating Company Premium.

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Important Note Regarding this Determination of Share Price

Please note that our Board of Directors has determined the share price on the basis outlined herein. This price, while based on management’s best estimate of the market value of our assets, and consistent with our recent valuation practices, may not bear any relationship to what our assets or shares would sell for in an open market or in the event of a liquidation. There is generally no public market for our shares. Because the share price is not based upon any public market valuation, the price may be different than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers.

While we have historically valued our share price annually, it is our intent to begin updating our share price at least twice per year, typically in the fall and the spring. It is our hope that this will allow current shareholders to maintain a more precise valuation of their holdings and will allow us to ensure that our offering, stock redemptions, and dividend reinvestment terms are all more accurate and up to date.

Our Use of this Share Valuation

The recently approved share price is also used for our Dividend Reinvestment Program (the “DRIP”) and to determine the repurchase price of shares under our Stock Redemption Program, at such time that the Company offers to redeem shares under that program.

Directors and Officers

Board of Directors

On August 26, 2022, the Company held its 2022 annual meeting of the stockholders (the “2022 Annual Meeting”) to, among other things, elect 4 directors to the Company’s Board of Directors.

The following individuals were elected as Directors at the 2022 Annual Meeting for the term of office indicated beside their names.

Name	Position	Age	Term of Office
Andy Ambriole	Director	34	Aug 2022-2025
Dorothy D. Burlin	Director	55	Aug 2022-2024
Dr. Stephen P. Rivard	Director	70	Aug 2022-2025
Olivia Watkins	Director	28	Aug 2022-2025

Biographies of Mr. Ambriole, Ms. Burlin, and Dr. Rivard are included in the Offering Circular, as amended. A biography of Olivia Watkins is as follows:

Olivia Watkins

Ms. Watkins is a social entrepreneur and impact investor. For the past seven years, she has financed, developed, and operated environmental and social projects across the US. She currently serves as a co-founder and President of Black Farmer Fund, a non-profit impact investing organization creating sustainable and equitable food systems by investing in Black farmers and food businesses of NY. She also serves as a board member for Sustainable Agriculture & Food Systems Funders and previously for Soul Fire Farm Institute. Prior to founding Black Farmer Fund in 2017, Olivia worked in several production roles at Soul Fire Farm Institute and Kahumana Organic Farms, leveraging her environmental biology background to manage and grow environmentally regenerative and socially impactful business operations.

Ms. Watkins has an MBA from North Carolina State University in Financial Management, and a BA from Barnard College, Columbia University in Environmental Biology. She was also recognized on the 2021 Forbes 30 under 30 Social Impact list and The Grist 50.

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Committees of the Board of Directors

In addition to the Finance & Audit Committee and Investment Committee, the Board has formed the Farmer Sustainability Committee and the Governance & Board Development Committee.

The four standing committees of the Board are:

Committee	Chair	Additional Members
Farmer Sustainability Committee	Andy Ambriole*	Anna Jones-Crabtree, David E. Miller*, Claire Mesesan*
Finance & Audit Committee (1)	Joe Mantoan(2)	Arnold W. Lau*, Mark D. Schindel*, Christopher Zuehlsdorff*
Governance & Board Development Committee	D.D. Burlin	Anna Jones-Crabtree, Malaika Maphalala, Dr. Stephen P. Rivard, Joe Mantoan
Investment Committee	Christopher Zuehlsdorff*	Mark D. Schindel*, Donna Holmes*, Arnold W. Lau*, Andy Ambriole*, Olivia Watkins

*Served as an officer or employee during the last completed fiscal year.

(1)	The Finance & Audit Committee performs similar functions to a compensation committee, among other responsibilities. This committee is advisory to the Board of Directors, carefully reviewing and considering matters, including compensation, and making recommendations to the Board for approval.
(2)	Mr. Mantoan serves as a director of Healing Soils Foundation. See the section of the Offering Circular titled “Conflicts of Interest.”

Charters for the Farmer Sustainability, Finance & Audit, and Governance & Board Development Committees are currently being finalized for approval by the Board.

Executive Management Team

Christopher Zuehlsdorff joined the Company as the Chief Operating Officer on July 25, 2022. Arnold W. Lau, formerly Chief Operating Officer, is now Chief Administrative Officer. A biography of Christopher Zuehlsdorff is as follows:

Christopher Zuehlsdorff

Chris serves as Chief Operating Officer at Iroquois Valley, where he combines his investment management experience and personal background in support of the strategic vision of the organization. Prior to joining Iroquois Valley, Chris was Senior Managing Director and Co-Head of Global Investments at EnTrust Global, an alternative investment firm based in New York. He was a member of the Management Committee and the Global Investment Committee. As a senior investment professional, Chris covered most asset classes and investment strategies across both public and private markets.

Chris grew up on a family dairy farm in Minnesota and maintained an interest in food and agriculture throughout his career. Since 2016, Chris has been a board member at The Glynwood Center for Regional Food and Farming, a non-profit organization supporting regional food and farming in New York’s Hudson Valley.

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Chris graduated with an MBA in Finance and Accounting from Carnegie Mellon University in 2003 and a BA in Economics and Mathematics from Saint Olaf College in 1998. He is a CFA® Charterholder. Chris and his family reside in Westchester County, NY. Outside of work, Chris enjoys traveling, gardening and hiking with his wife, three sons, and dog, Bruce.

EXECUTIVE MANAGEMENT TEAM
Name	Position	Background	Experience
Bill Stoddart	CEO	Social Finance	30 years
Mark D. Schindel	CFO	Private Equity	32 years
Christopher Zuehlsdorff	COO	Investment Management	20 years
Arnold Lau	Chief Administrative Officer	Trading & LLC Management	37 years
Donna Holmes	SVP, Investor Relations	Finance and law	31 years
Claire Mesesan	VP, Farmer Relations	Farming and Communications	8 years

Executive Officers and Significant Employees

IROQUOIS VALLEY FARMS LLC
Name	Position	Age	Start of Term
Bill Stoddart	Chief Executive Officer	55	7/11/22
Mark D. Schindel	Chief Financial Officer	59	4/23/19
Christopher Zuehlsdorff	Chief Operating Officer	47	7/25/22
Arnold W. Lau	Chief Administrative Officer	62	7/25/22
Donna Holmes	Sr Vice President, Investor Relations	61	6/7/21
Claire Mesesan	Vice President, Farmer Relations	30	8/17/15

IROQUOIS VALLEY FARMLAND REIT, PBC
Name	Position
Bill Stoddart	Chief Executive Officer
Mark D. Schindel	Treasurer
Donna Holmes	Secretary and Sr. Vice President, Investor Relations

IROQUOIS VALLEY FARMLAND TRS, INC.
Name	Position
Bill Stoddart	President
Mark D. Schindel	Treasurer
Donna Holmes	Secretary

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Security Ownership of Management

The following table shows, as of October 26, 2022, the amount of our common stock beneficially owned by our directors and named executive officers individually and as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person. The address of each named person is c/o Iroquois Valley Farmland REIT, PBC, P.O. Box 5850, Evanston, Illinois 60204. No common shares beneficially owned by any director or executive officer have been pledged as security for a loan.

Officers and Directors	Shares (1)	% Ownership
Dr. Stephen Rivard	1,719	1.48%
David Miller (2)	1,371	1.18%
Arnold Lau	500	0.43%
Dorothy Burlin	35	0.03%
Joseph Mantoan	25	0.02%
Dr. Anna Jones-Crabtree	17	0.01%
All officers and directors as a group (2)	3,667	3.15%

(1)	Percentage of beneficial ownership is based upon 116,386 shares of Iroquois Valley REIT’s common stock outstanding as of October 26, 2022. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for determining the number of shares beneficially owned and for computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)	Shares owned by Mr. Miller, as well as total shares of all officers and directors as a group, include ownership of options to purchase common stock held by these individuals, in compliance with the SEC’s definition of beneficial ownership (described in footnote 1 above). As of October 26, 2022, Mr. Miller owned options to purchase 600 shares of common stock. For details on the terms of these options, including applicable expiration dates and strike prices, see the section of the Offering Circular titled “Management Compensation.”

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Policies With Regards to Certain Activities

Stock Redemption Program

There have been updates to the Company’s Stock Redemption Program as of October 21, 2022. The Stock Redemption Program was updated for clarity and ease of administration, and to better accommodate redemption periods twice per year, concurrently with the Company intention to determine the share price twice per year. The updated Stock Redemption Program is attached as Exhibit 3.1.

Exhibits

3.1**	Stock Redemption Program dated October 21, 2022

** Filed herewith

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